                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   ENStar Inc.
                                   -----------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   29358M 10 8
                                   -----------
                                 (CUSIP Number)

                               Jeffrey J. Michael
                     President and Chief Executive Officer
                                   ENStar Inc.
                            7450 Flying Cloud Drive
                          Eden Prairie, Minnesota  55344
                                 (612) 942-3800
                                 --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 13, 1999
                                ---------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:  [   ]

                                  SCHEDULE 13D
CUSIP No. 29358M-10-8



1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     ENStar Acquisition, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota

                 7)  SOLE VOTING POWER
                     -0-
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         -0-
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               -0-
WITH
                 10) SHARED DISPOSITIVE POWER
                     -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]  Excludes shares held by other group members

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14)  TYPE OF REPORTING PERSON
     CO


                             SCHEDULE 13D
CUSIP No. 29358M-10-8



1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     James H. Michael

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                 7)  SOLE VOTING POWER
                     7,500 (1)
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         962,164
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               7,500 (1)
WITH
                 10) SHARED DISPOSITIVE POWER
                     962,164

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     969,664 (1)(2)

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]  Excludes shares held by other group members

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.5%

14)  TYPE OF REPORTING PERSON
     IN

(1) Includes: (a) 962,164 shares held by 4J2R1C Limited Partnership of which
James H. Michael is a general partner; and (b) 7,500 shares issuable pursuant to options currently exercisable within 60 days of this report.

                             SCHEDULE 13D

CUSIP No. 29358M-10-8


1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     4J2R1C Limited Partnership

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota

                 7)  SOLE VOTING POWER
                     962,164
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         -0-
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               962,164
WITH
                 10) SHARED DISPOSITIVE POWER
                     -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     962,164

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]  Excludes shares held by other group members

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.3%

14)  TYPE OF REPORTING PERSON
     PN



                             SCHEDULE 13D

CUSIP No. 29358M-10-8



1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Jeffrey J. Michael

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                 7)  SOLE VOTING POWER
                     1,020,017(1)
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         962,164(2)
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               1,020,017(1)
WITH
                 10) SHARED DISPOSITIVE POWER
                     962,164(2)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,982,181 (1)(2)

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]  Excludes shares held by other group members

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     65.4%








14)  TYPE OF REPORTING PERSON
     IN

(1) Includes: (a) 865,666 shares held by 3J2R Limited Partnership of which
Jeffrey J. Michael is managing general partner; (b) 101,726 shares held by the Michael Acquisition Corporation Trust U/A Dated Effective July 29,1999 of which Jeffrey J. Michael is the sole trustee; and (c) 52,625 shares issuable pursuant to options currently exercisable within 60 days of this report.

(2)  Includes 962,164 shares held by 4J2R1C Limited Partnership of which
Jeffrey J. Michael is a general partner.



                             SCHEDULE 13D

CUSIP No. 29358M-10-8


1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     3J2R Limited Partnership

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota

                 7)  SOLE VOTING POWER
                     865,666
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         -0-
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               865,666
WITH
                 10) SHARED DISPOSITIVE POWER
                     -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     865,666

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]  Excludes shares held by other group members

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%

14)  TYPE OF REPORTING PERSON
     PN



                             SCHEDULE 13D

CUSIP No. 29358M-10-8



1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Michael Acquisition Corporation Trust U/A Dated Effective July 29, 1999

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota

                 7)  SOLE VOTING POWER
                     101,726
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         -0-
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               101,726
WITH
                 10) SHARED DISPOSITIVE POWER
                     -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     101,726

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]  Excludes shares held by other group members

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%

14)  TYPE OF REPORTING PERSON
     OO


                           SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D hereby amends a Schedule 13D dated July 19, 1999 filed by Jeffrey J. Michael, James H. Michael, 4J2R1C Limited Partnership and 3J2R Limited Partnership.

Item 1.   Security and Issuer.

          This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of ENStar Inc., a Minnesota corporation ("ENStar"). The address of the principal executive offices of ENStar is 7450 Flying Cloud Drive, Eden Prairie, Minnesota 55344.

Item 2.   Identity and Background.

          (a) This statement is filed by and on behalf of ENStar Acquisition, Inc., James H. Michael, 4J2R1C Limited Partnership, Jeffrey J. Michael, 3J2R Limited Partnership and the Michael Acquisition Corporation Trust (collectively, the "Reporting Persons"). James H. Michael and Jeffrey J. Michael are the general partners of 4J2R1C Limited Partnership, and Jeffrey J. Michael is the managing general partner of 3J2R Limited Partnership. Jeffrey J. Michael is the sole director, President, Treasurer and Secretary of ENStar Acquisition, Inc. and the sole trustee of the Michael Acquisition Corporation Trust.

          (b) The principal business address of each of the Reporting Persons is 6479 City West Parkway, Eden Prairie, Minnesota 55344-3246. Both 4J2R1C Limited Partnership and 3J2R Limited Partnership are Minnesota limited partnerships that are principally engaged in the business of real estate, equity and other forms of investment. ENStar Acquisition, Inc. is a Minnesota corporation that was formed for the purpose of acquiring the stock of ENStar.

          (c) James H. Michael is a member of the Board of Directors of ENStar. Jeffrey J. Michael is the President and Chief Executive Officer and a member of the Board of Directors of ENStar. ENStar is a holding company. Its principal subsidiaries are Americable, Inc. and Enstar Networking corporation. ENStar also owns 2,050,000 shares of common stock of CorVel Corporation, or an approximate 25% interest. ENStar also owns 1,350,000 shares in Vicom Incorporated, or an approximate 38.5% interest.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

          (f) Both James H. Michael and Jeffrey J. Michael are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

          On August 13, 1999, the Reporting Persons entered into a merger agreement (the "Merger Agreement") with ENStar Inc. pursuant to which, on the terms and subject to the conditions set forth therein, ENStar Acquisition, Inc. will be merged with and into ENStar (the "Merger"), with ENStar being the surviving corporation. In connection with the transactions contemplated by the Merger Agreement, ENStar Acquisition, Inc. will borrow approximately $13.1 million under a credit facility or loan agreement.

Item 4.   Purpose of Transaction.

          On August 13, 1999, the Reporting Persons entered into a merger agreement (the "Merger Agreement") with ENStar Inc. pursuant to which, on the terms and subject to the conditions set forth therein, ENStar
Acquisition, Inc. will be merged with and into ENStar (the "Merger"), with ENStar being the surviving corporation. As a result of the Merger, shareholders of ENStar other than the Reporting Persons, will receive
$12.50 in cash per share of Common Stock. The Merger is subject to numerous terms and conditions, including approval and adoption of the Merger Agreement by a majority of shareholders of ENStar other than the Reporting Persons and a majority of the shareholders of ENStar including the Reporting Persons. Additionally, the Merger Agreement provides that the transaction may be terminated by the Special Committee of the Board of Directors of ENStar if the dollar-weighted trading price of CorVel Corporation stock during the 15 trading days prior to shareholder approval exceeds $26.00, and by ENStar Acquisition, Inc. if that price is less than $20.00 during the same period.

          In the event the Merger is consummated, the Reporting Persons expect that shortly thereafter, the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated and the Common Stock will cease to be reported on the Nasdaq National Market. In addition, the Reporting Persons expect that at the effective time of the merger the composition of the board of directors of ENStar will change. However, the Reporting Persons are not certain at this time who will serve as members of the board of directors of ENStar after the merger.

          The foregoing summary of the Merger Agreement is qualified in its entirety by reference to a copy of the Merger Agreement incorporated by reference as Exhibit 1 to this Amendment No. 1 to Schedule 13D and incorporated herein in its entirety by reference.

          Except as otherwise provided in this Item 4 and other than as to matters that Jeffrey J. Michael as President and Chief Executive Officer of ENStar, and James H. Michael, as a member of the Board of Directors of ENStar, may consider and discuss with other ENStar officers and board members from time to time, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

          - the acquisition by any person of additional securities of ENStar or the disposition of securities of ENStar;

          - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ENStar;
          - a sale or transfer of a material amount of assets of ENStar;
          - any change in the present board of directors or management of ENStar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          - any material change in the present capitalization or dividend policy of ENStar;
          - any other material change in ENStar's business or corporate structure;
          - changes in ENStar's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ENStar by any person;
          - causing a class of securities of ENStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          - a class of equity securities of ENStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or
          - any action similar to any of those listed above.

Item 5.   Interest in Securities of the Issuer.

          (a) As of August 13, 1999, each of the Reporting Persons beneficially owned the following amounts of Common Stock (the percentages shown are based upon 2,976,723 shares outstanding, as set forth in ENStar's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999):

               1. ENStar Acquisition, Inc. beneficially owned no shares of Common Stock.

               2. James H. Michael beneficially owned 969,664 shares (32.5% of the Common Stock). He has sole voting and dispositive power with respect to 7,500 of such shares and shared voting and dispositive power with respect to 962,164 of such shares. The 962,164 shares of Common Stock of which James H. Michael has shared voting and dispositive power are held by 4J2R1C Limited Partnership and the 7,500 shares of Common Stock of which James H. Michael has sole voting and dispositive power are issuable pursuant to outstanding options held by Mr. Michael that are fully exercisable.

               3. Jeffrey J. Michael beneficially owned 1,982,181 shares (65.4% of the Common Stock). He has sole voting and dispositive power with respect to 1,020,017 of such shares and shared voting and dispositive power with respect to 962,164 of such shares. Included within the 1,020,017 shares of Common Stock of which Jeffrey J. Michael has sole voting and dispositive power are 865,666 shares of Common Stock held by 3J2R Limited Partnership, 101,726 shares of Common Stock held by the Michael Acquisition Corporation Trust and 52,625 shares of Common Stock issuable pursuant to outstanding options held by Mr. Michael that are fully exercisable. The 962,164 shares of Common Stock of which Jeffrey
J. Michael has shared voting and dispositive power are held by 4J2R1C Limited Partnership.

               4. 4J2R1C Limited Partnership beneficially owned 962,164 shares (32.3% of the Common Stock). 4J2R1C Limited Partnership has sole voting and dispositive power with respect of all such shares.

               5. 3J2R Limited Partnership beneficially owned 865,666 shares (29.1% of the Common Stock). 3J2R Limited Partnership has sole voting and dispositive power with respect of all such shares.

               6. The Michael Acquisition Corporation Trust beneficially owned 101,726 shares (3.4% of the Common Stock). Jeffrey J. Michael as sole trustee of the Trust has sole voting and dispositive power with respect to all such shares.

               7. The Reporting Persons beneficially owned an aggregate of 1,989,681 shares (65.5% of the Common Stock).

          (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

          (c) Except for the entering into of the Merger Agreement and the following contributions of Common Stock to the Michael Acquisition Corporation Trust by James H. Michael and Jeffrey J. Michael and his affiliates, none of the Reporting Persons has effected any transactions in the Common Stock of ENStar during the past 60 days.

               James H. Michael                     53,301
               Jeffrey J. Michael                    3,316
               Spouse of Jeffrey J. Michael          3,083
               Minor child of Jeffrey J. Michael     1,683

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described under "Item 4. Purpose of Transaction," on August 13, 1999, the Reporting Persons entered into a Merger Agreement. See "Item 4. Purpose of Transaction" for more detail.

           Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 2 to this Schedule 13D and is incorporated herein by this reference.

           Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of ENStar.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 Agreement and Plan of Merger dated August 13, 1999 among ENStar Inc., ENStar Acquisition, Inc., and, for certain purposes set forth therein, Jeffrey J. Michael, James H. Michael, 4J2R1C Limited Partnership, 3J2R Limited Partnership and Jeffrey J. Michael, as trustee of the Michael Acquisition Corporation Trust (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed by ENStar Inc.).

          Exhibit 2 Agreement among Jeffrey J. Michael, James H. Michael, 4J2R1C Limited Partnership, 3J2R Limited Partnership and Jeffrey J. Michael, as trustee of the Michael Acquisition Corporation Trust (filed herewith).

                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 24, 1999                        ENSTAR ACQUISITION, INC.


                                       By:  /s/ Jeffrey J. Michael
                                          -------------------------
                                                Jeffrey J. Michael
                                                President


                                       /s/ James H. Michael
                                      -------------------------
                                      James H. Michael, Individually


                                          4J2R1C LIMITED PARTNERSHIP



                                          By: /s/ James H. Michael
                                              ----------------------
                                                  James H. Michael
                                                  General Partner


                                          By: /s/ Jeffrey J. Michael
                                              ----------------------
                                                  Jeffrey J. Michael
                                                  General Partner


                                          /s/ Jeffrey J. Michael
                                          ----------------------
                                          Jeffrey J. Michael, Individually



                                          MICHAEL ACQUISITION CORPORATION
                                          TRUST U/A DATED EFFECTIVE JULY 29,
                                          1999


                                          By: /s/ Jeffrey J. Michael
                                          ----------------------
                                          Jeffrey J. Michael
                                          Trustee



                                          3J2R LIMTED PARTNERSHIP


                                          By: /s/ Jeffrey J. Michael
                                              ------------------------
                                                  Jeffrey J. Michael
                                                  Managing General Partner

                           EXHIBIT INDEX



Exhibit
  No.      Description                                   Method of Filing
-------    -----------                                   ----------------

   1       Agreement of Plan of Merger dated
           August 13, 1999 among ENStar Inc.,
           ENStar Acquisition, Inc., and, for         Incorporated by reference
           certain purposes set forth therein,        to Exhibit 2.1 to the
           Jeffrey J. Michael, James H. Michael,      Quarterly Report on
           4J2R1C Limited Partnership, 3J2R           Form 10-Q for the quarter
           Limited Partnership and Jeffrey J.         ended June 30, 1999 filed
           Michael, as trustee of the Michael         by ENStar Inc.
           Acquisition Corporation Trust.

   2       Agreement among Jeffrey J. Michael,
           James H. Michael, 4J2R1C Limited
           Partnership, 3J2R Limited Partnership
           and Jeffrey J. Michael, as trustee of      Filed herewith
           the Michael Acquisition Corporation Trust  electronically
